Exhibit 12.1

Danaher Corporation
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Year Ended December 31					Nine Month Period Ended
	2011	2012	2013	2014	2015	September 30, 2016
Fixed Charges:
Gross Interest Expense	$107.8	$121.2	$111.6	$94.7	$139.8	$152.1
Interest Element of Rental Expense	10.9	12.3	12.7	12.9	14.0	8.1
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Fixed Charges	$118.7	$133.5	$124.3	$107.6	$153.8	$160.2

Earnings Available for Fixed Charges:
Earnings From Continuing Operations (Excluding Earnings from Equity Investees) Before Income Taxes Plus Distributed Income of Equity Investees	$1,042.3	$1,664.0	$2,249.4	$2,082.6	$2,037.6	$1,914.9
Add Fixed Charges	118.7	133.5	124.3	107.6	153.8	160.2
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$1,161.0	$1,797.5	$2,373.7	$2,190.2	$2,191.4	$2,075.1

Ratio of Earnings to Fixed Charges	9.8	13.5	19.1	20.4	14.2	13.0

NOTE:  These ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from equity investees) before income taxes plus distributed income of equity investees; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision in the Company's Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.